Sun BioPharma, Inc.

712 Vista Blvd, Suite 305

Waconia, Minnesota 55387

September 28, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Sun BioPharma, Inc.
Registration Statement on Form S-1
File No. 333-213687

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sun BioPharma, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on September 30, 2016, or as soon thereafter as possible. Once the Registration Statement has been declared effective, please orally confirm that event with our legal counsel by calling Joshua Colburn of Faegre Baker Daniels LLP at +1 612 766 8946.

On behalf of the Company, I acknowledge that:

(1)     should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2)     the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3)     the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Sincerely,

SUN BIOPHARMA, INC.

/s/ Scott Kellen
Scott Kellen
Chief Financial Officer